Exhibit 12

TXU CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Year Ended December 31,
	2004	2003	2002	2001	2000
		Million of Dollars, Except Ratios

EARNINGS:
Income from continuing operations before extraordinary gain/(loss)
and cumulative effect of changes in accounting principles	$81	$566	$105	$532	$560
Add: Total federal income taxes	42	252	77	216	229
Fixed charges (see detail below)	761	859	763	838	851
Preferred dividends of subsidiaries	2	5	9	10	10
Total earnings	$886	$1,682	$954	$1,596	$1,650

FIXED CHARGES:
Interest expense	$705	$791	696	$771	$786
Rentals representative of the interest factor	56	68	67	67	65
Fixed charges deducted from earnings	761	859	763	838	851
Preferred dividends of subsidiaries (pretax)*	3	7	16	14	14
Total fixed charges	764	866	779	852	865

Preference dividends of registrant (pretax)*	33	32	38	31	17

Fixed charges and preference dividends	$797	$898	$817	$883	$882

RATIO OF EARNINGS TO FIXED CHARGES	1.16	1.94	1.22	1.87	1.91

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERENCE DIVIDENDS	1.11	1.87	1.17	1.81	1.87

*  Preferred/preference dividends multiplied by the ratio of pre-tax income to net income